Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF MERGER, WHICH MERGES:

"PITTMOSS DEVELOPMENT, LLC", A PENNSYLVANIA LIMITED LIABILITY COMPANY,

WITH AND INTO "PITTMOSS LLC" UNDER THE NAME OF "PITTMOSS LLC", A LIMITED LIABILITY COMPANY ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE NINTH DAY OF JANUARY, A.D. 2015, AT 8:12 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF MERGER IS THE NINTH DAY OF JANUARY, A.D. 2015, AT 1 O'CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

5669142   8100M

150029295

AUTHENTICATION: 2023532

DATE: 01-09-15

You may verify this certificate online
at corp.delaware.gov/authver.shtml



State of Delaware
Secretary of State
Division of Corporations
Delivered 08:18 AM 01/09/2015
FILED 08:12 AM 01/09/2015
SRV 150029295 - 5669142 FILE

State of Delaware
Certificate of Merger of a Foreign Limited Liability Company into a Domestic Limited Liability Company

Pursuant to Title 6, Section 18-209 of the Delaware Limited Liability Company Act.

First: The name of the surviving Limited Liability Company is PittMoss LLC, a Delaware Limited Liability Company.

Second: The name of the Limited Liability Company being merged into this surviving Limited Liability Company is PittMoss Development, LLC.

The jurisdiction in which this Limited Liability Company was formed is PA.

Third: The Agreement of Merger has been approved and executed by both Limited Liability Companies.

Fourth: The name of the surviving Limited Liability Company is PittMoss LLC.

Fifth: The effective date and time of the merger shall be January 9, 2015 at 1:00 p.m.

Sixth: The executed agreement of merger is on file at 1916 Chestnut Ridge Drive, Pittsburgh, PA 15205, the principal place of business of the surviving Limited Liability Company.

Seventh: A copy of the agreement of merger will be furnished by the surviving Limited Liability Company on request, without cost, to any member of the Limited Liability Company or any person holding an interest in any other business entity which is to merge or consolidate.

IN WITNESS WHEREOF, said Limited Liability Company has caused this certificate to be signed by an authorized person, this 8th day of January, A.D., 2015.

By: Mont Handley

Authorized Person

Name: Mont A. Handley